Exhibit 99.1

Westport Adds Popular Ford F-150 to its Natural Gas Product Offerings

~ New Offering Increases Ford QVM Product Portfolio ~

VANCOUVER, Aug. 1, 2013 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and systems,  today announced it will offer the newly launched natural gas powered Ford F-150 featuring the Westport WiNG™ Power System in both the United States and Canada.

"Our customers have been anticipating the availability of a natural gas version of Ford's flagship pick-up truck, and as we believe Westport has the largest portfolio of Ford Qualified Vehicle Modifier (QVM) products, this will give us even greater options for fleets and consumers," said John Lapetz, Vice President, Westport. "Ford has recognized the market demand and responded by adding one of its most popular models to the natural gas line-up."

Westport expects to begin deliveries in the first quarter of 2014, applying its leading quality testing and manufacturing processes. Ford offers the base vehicle with a factory-installed, gaseous-fuel prep package that includes hardened valves, valve seats, pistons and rings allowing it to operate on either natural gas or gasoline. The Westport WiNG powered Ford F-150 will offer customers a range of options to meet their needs, in a variety of cab, bed and driveline configurations.

In June, Westport acquired BAF Technologies, Inc. and its subsidiary ServoTech Engineering, Inc., securing its position as Ford's largest partner under the QVM program with over 10 products and approximately 150 Ford authorized dealerships.

Pricing and details on how to order Westport WiNG powered F-150 trucks will be available in September. For more information about Westport's line up of Westport WiNG products, please visit www.wingpowersystem.com.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the timing of delivery of Westport WiNG powered F-150 trucks and the timing of providing pricing and ordering details. These statements are not guarantees of future performance, are based on a number of assumptions and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Image with caption: "Westport expands its Ford line of natural gas products with the addition of the Ford F-150, featuring the Westport WiNG™ Power System. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20130801_C3109_PHOTO_EN_29460.jpg

Image with caption: "Westport expands its Ford line of natural gas products with the addition of the Ford F-150, featuring the Westport WiNG™ Power System. (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20130801_C3109_PHOTO_EN_29461.jpg

Video with caption: "Westport expands its Ford line of natural gas products with the addition of the Ford F-150, featuring the Westport WiNG™ Power System. ". Video available at: http://www.youtube.com/watch?v=LxGP66bSWQI

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T: 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 16:10e 01-AUG-13